SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the period ending 4th February 2010
GlaxoSmithKline plc
(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)
Indicate by check mark if the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: February 4th 2010	GlaxoSmithKline plc (Registrant)
	By:	/s/ Victoria Whyte
VICTORIA WHYTE
Authorised Signatory for and on behalf of GlaxoSmithKline plc

Issued: Thursday, 4th February 2010, London, U.K.
Unaudited Preliminary Results Announcement for the year ended 31st December 2009
GSK delivers 2009 EPS of 121.2p before major restructuring* and dividend of 61p (+4p)
•	Strategy supports return to sales growth (+3%)

•	Sustained R&D productivity; with further actions to improve returns
Results before major restructuring*

	2009		Growth	Q4 2009		Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	28,368	3	16	8,094	13	17
Earnings per share	121.2p	2	16	35.4p	43	33
Total results

	2009		Growth	Q4 2009		Growth
	£m	CER%	£%	£m	CER%	£%
Turnover	28,368	3	16	8,094	13	17
Restructuring charges	832			230
Earnings per share	109.1p	8	23	32.1p	82	66
The full results are presented under ‘Income Statement’ on pages 8 and 15.

*	For explanations of the measures ‘results before major restructuring’ and ‘CER growth’, see page 7.
Andrew Witty, Chief Executive Officer, said:
“Our strategy is delivering and I believe that GSK is now moving to a position where we can deliver our goal of long-term sustainable financial performance. 2009 saw GSK return to sales growth and I am confident of our prospects in 2010.”
Summary
•	Full year sales growth of 3% with successful delivery of diversification strategy
•	Consumer Healthcare (+7%), Emerging Markets (+20%), Japan (+22%)

•	Sales from ‘white pill/western markets’: 30% of 2009 full year sales (36% in 2008)
•	Continued new product delivery
•	Total of 12 approvals and 11 new product filings in 2009

•	6 NME/vaccine launch opportunities in next 18 months
•	Sustained R&D productivity with ~30 assets in late-stage development
•	New R&D model fully operational
•	Further actions to improve R&D returns
•	Proposed reduction to R&D infrastructure

•	Neuroscience research to focus on neurodegeneration and neuroinflammation; proposed cessation of discovery research in selected areas including depression and pain

•	New rare diseases unit to be established
•	Restructuring programme expanded; additional savings of £500 million by 2012
•	R&D (50%); SG&A (50%)

•	70% of savings to enhance profitability; 30% to be reinvested

•	Expected additional charges of £0.9 billion
•	2009 EPS before major restructuring of 121.2p, includes:
•	Q4 gain relating to formation of ViiV Healthcare of £296 million (4.2p of EPS)

•	Q4 legal charge £392 million (5.6p of EPS), with increased provisions for existing cases
•	Increased 2009 dividend of 61p, up 7% (Q4: 18p, up 6%)

GSK’s strategic priorities
GSK has focused its business around the delivery of three strategic priorities, which aim to increase growth, reduce risk and improve GSK’s long-term financial performance:
•	Grow a diversified global business

•	Deliver more products of value

•	Simplify GSK’s operating model
Chief Executive Officer’s review
Our strategy is delivering and I believe that GSK is now moving to a position where we can deliver our goal of long-term sustainable financial performance.
2009 saw GSK return to sales growth and I am confident of our prospects in 2010.
In delivering our strategic priorities we are diversifying and driving growth in key areas such as Emerging Markets, Consumer Healthcare and vaccines.
Sales in our Emerging Market pharmaceuticals business grew 20% and now represent 10% of group turnover. If we use the broader definition of “emerging markets"#, GSK sales grew 16% and represented 21% of group turnover. I think this demonstrates GSK’s potential in these markets.
Looking at our total consumer healthcare business, we saw continued industry-leading performance with sales up 7% for the year compared to overall market growth of around 2%. This has been driven by sustained investment and brand innovation.
As is demonstrated by the return to sales growth, increased diversification is helping to reduce our volatility — evident when you consider that GSK absorbed the impact of losing more than £1.4 billion of sales to genericisation in the US market in 2009.
Of course, this impact was also offset by sales of our influenza products to governments responding to the H1N1 pandemic.

We have invested for many years in developing our influenza capabilities and five months after the WHO declared H1N1 a global flu pandemic, GSK was able to supply an approved vaccine to governments across the world. We are continuing to work closely with them to respond to their needs. We currently expect roughly the same level of sales for the vaccine in 2010 as for 2009.
It is vital that we underpin our sales progress with dynamic new product contribution.
Last year, GSK received 12 product approvals and completed 11 new filings. In the last 3 years GSK has obtained more FDA approvals for NMEs and vaccines than any other company. Over the next 18 months we have the potential to launch 6 brand new medicines and vaccines, including Benlysta, which would be the first new treatment for systemic lupus in over 50 years.
This delivery is set against a continued goal of maintaining around 30 assets in our late-stage pipeline.
I am very pleased with the significant progress our R&D organisation has made and am convinced that our new DPU model and the strategies we are employing are the right approach to generating greater returns:
We continue to focus strongly on making better decisions around pipeline progression.
In 2009 for example, we elected not to progress 6 assets, which despite passing basic efficacy and safety hurdles, did not meet our new criteria around potential for differentiation.
#	Includes Pharmaceutical and Consumer Healthcare sales in GSK’s Emerging Markets region plus Central and Eastern Europe and Asia Pacific markets (excluding Japan, Australia and New Zealand).

Issued: Thursday, 4th February 2010, London, U.K.	2

We have ‘externalised’ approximately 30% of GSK’s discovery research.
We are already conducting discovery research with 47 external partners. Our goal is to further increase the level of externally sourced compounds in our pipeline, through more option-based agreements. In doing so, we believe that we can lower the risk of our invested capital and are more likely to yield a satisfactory return.
We are allocating capital to areas where we can get the best return on investment.
Today, we are creating a standalone unit to specialise in the development and commercialisation of rare disease medicines. The profile of investing in this area is attractive for several reasons. Less than 10% of 5,500 identified rare diseases are currently treated, meaning there is a significant medical need. Additionally, the risks associated with product development in these diseases are generally lower as in most cases the target is known; the patient population is identified and clinical trials involve relatively small numbers of patients.
To build our capability in this area, we have entered into new recent alliances with two specialist companies — Prosensa and JCR Pharmaceuticals.
We are proposing to cease research in selected disease areas.
Today, we have announced proposals to cease discovery research in selected neuroscience areas, including depression and pain. These proposals are subject to consultation. We will focus research activities in neurodegenerative and neuroinflammatory diseases (such as Alzheimer’s Disease, Multiple Sclerosis and Parkinson’s Disease) where we believe the prospects for successful registration and launch of differentiated medicines are greater.
We are also looking to reduce R&D infrastructure costs.
Today we have announced an expansion of GSK’s restructuring programme to deliver additional annual pre-tax savings of £500 million by 2012 (R&D 50%; SG&A 50%). A significant proportion of these new cost savings will be generated through reduction of infrastructure. Approximately 70% of these new savings will be directed to the bottom line to enhance profitability.
We remain very conscious of the impact restructuring has on our employees. Where possible, we will continue to try to preserve jobs. As before, we will not be providing targets for job reductions and we will announce restructuring outcomes once employees, relevant works councils and trade unions have been consulted.
These R&D strategies are designed to make us more responsive in our allocation of capital and to deliver greater returns.
We recently analysed the projected rate of return based on the investment made in our late-stage pipeline and our expectations regarding future long-term sales performance. We estimate this return to be around 11% which we believe is an improvement on the industry average over the last ten years. Our long-term goal is to go further and improve this return by 25%, equating to an aspirational rate of return for GSK’s R&D of around 14%.
In conclusion, we have seen good progress in our sales performance and we are maintaining a strong focus on cost reduction. I believe that our strategy is delivering and GSK’s long-term prospects are improving.
Andrew Witty
Chief Executive Officer
Video summaries of Andrew Witty discussing today’s results are available on www.gsk.com

Issued: Thursday, 4th February 2010, London, U.K.	3

Full year trading update
Turnover and key product movements impacting performance for full year 2009
Total group turnover for the year grew 3% (to £28,368 million), with pharmaceuticals up 2% (to £23,714 million) and Consumer Healthcare up 7% (to £4,654 million).
Pharmaceuticals growth was helped by sales of pandemic related products, including Relenza and H1N1 vaccine products. On a regional basis, the USA declined 13% reflecting continued erosion of several products due to generic competition. Strong performances were delivered in Europe (+9%), Emerging Markets (+20%) and Asia Pacific/Japan (+16%). The sales contribution from Stiefel, which was acquired 22nd July 2009, totalled £248 million.
Seretide/Advair grew 5% to £5 billion, with especially strong growth in Emerging Markets (+21% to £276 million) and Japan (+79% to £195 million). Ventolin sales grew 26% to £477 million, driven by its performance in the USA where sales more than doubled to £153 million. Veramyst sales rose 72% to £142 million.
Relenza sales were £720 million in 2009 (reported sales in 2008 were £57 million) reflecting the successful capacity expansion to meet government orders across the world and a strong retail performance in Japan (£191 million). Other good pharmaceutical performances in 2009 included Lovaza (+31% to £450 million), Avodart (+16% to £530 million) and Arixtra (+29% to £254 million).
Sales of HIV medicines totalled £1.6 billion (-7%) for the year. Epzicom sales grew 8% to £546 million, with growth in all regions. ViiV Healthcare, the new specialist HIV company established by GSK and Pfizer, was officially launched on 3rd November 2009.
Total vaccine sales rose 30% to £3.7 billion, including pandemic vaccine sales of £883 million, mostly delivered during the fourth quarter. Sales of GSK’s new Synflorix vaccine totalled £73 million, reflecting launches in several markets and the beginning of shipments to the Brazilian Government as part of the 10-year $1.5 billion agreement signed in August 2009. Other strong contributors to growth for the year included Boostrix (+73% to £139 million), Cervarix (+38% to £187 million) and Rotarix (+50% to £282 million). Partially offsetting these performances, sales of Infanrix/Pediarix fell 15% to £649 million primarily as a result of the continued impact of increased competition in the DTPa segment in the USA. Hepatitis vaccines sales also fell (-11% to £665 million) in part due to a competitor product returning to the US market.
Sales of Valtrex declined 8% to £1.3 billion as a result of generic competition to the product in the USA which began in November 2009. For the year, Valtrex sales in the USA were £942 million (-9%). Other products significantly impacted by generic competition in the USA included Imitrex (-65% to £266 million), Lamictal (-53% to £500 million) and Requip (-30% to £209 million). Wellbutrin XL sales in 2009 totalled £87 million (-73%) reflecting the sale of the product in the USA to Biovail in Q2. Avandia sales fell 16% to £771 millon.
Total Consumer Healthcare sales rose 7% to £4.7 billion, with growth in all regions: USA (+1% to £1.0 billion), Europe (+5% to £2.0 billion) and International markets (+12% to £1.7 billion). All Consumer categories recorded growth in 2009: OTC (+8% to £2.3 billion), Oral care (+7% to £1.5 billion) and Nutritionals (+3% to £0.9 billion).
Within Oral care, Sensodyne performed strongly with sales up 13% to £457 million. Sales of Aquafresh declined 1%, as a reduction in the USA ‘white trays’ segment offset growth of 5% in the USA Aquafresh toothpaste brands, which were helped by the launch of the new iso-active product. Within OTC, growth was driven by sales of Panadol (+10% to £393 million) and alli, which more than doubled to £203 million, as a result of launches throughout Europe which began in April 2009.
Nutritional sales growth was driven by the very strong performance of Horlicks (+17% to £255 million) partly offset by a decline in Lucozade sales (-3% to £376 million) which was impacted by lower sales in the ‘impulse’ segment of the UK market.

Issued: Thursday, 4th February 2010, London, U.K.	4

Operating profit and earnings per share commentary — year ended 31st December 2009
Results before major restructuring
Operating profit before major restructuring for the year ended 31st December 2009 was £9,257 million, a 1% decline in CER terms (an increase of 12% in sterling terms).
2009 cost of sales increased to 25.0% of turnover (2008: 23.7%), principally reflecting the impact of generic competition to higher margin products in the USA and changes to the product mix, partly offset by benefits from the restructuring programme. In 2010 cost of sales as a percentage of turnover is expected to be around 26%.
2009 SG&A costs as a percentage of turnover increased by 2.2 percentage points to 32.4%. This included full year legal charges of £591 million of which £392 million was charged in Q4 2009. The higher Q4 charge reflected an increase in provisions for a number of existing cases following management review. Excluding legal costs, SG&A costs were 30.3% of turnover (2008: 27.7%). This reflected investment in growth markets, the acquisition of Stiefel, increased pension costs, the donation of H1N1 product to WHO and exchange losses on inter-company transactions (compared with exchange gains last year), partially offset by the benefits of the current restructuring programme. The company expects 2010 SG&A costs excluding legal charges to be around 29% of turnover.
2009 R&D expenditure was 13.9% (2008: 14.4%) of total turnover, which included £167 million of intangible asset write-offs (2008: £85 million) partially offset by a provision release due to reassessment of a receivable balance in the third quarter. Increased investment in vaccines R&D and late-stage pharmaceutical R&D were broadly offset by savings from the restructuring programme. The company expects 2010 R&D costs as a percentage of turnover to remain around 14%.
Other operating income was £1,135 million including gains from asset disposals of £579 million, (2008: £293 million) primarily reflecting the disposal of Wellbutrin XL in Q2 and various assets to Aspen Pharmacare in Q4, royalty income of £296 million (2008: £307 million), a royalty dispute settlement gain of £78 million, and a one-time gain of £296 million on the creation of ViiV Healthcare, partially offset by equity investment impairments of £135 million. In addition, profit on disposal of interests in associates was £115 million as 5.7 million Quest shares were sold in the first quarter. Overall in 2009 other operating income together with profit from the disposal of interests in associates was £1,250 million (2008: £541 million).
In 2010 we intend to both continue to benefit from royalty income and sell non-core assets and expect an overall income of around £800-900 million compared with £1,250 million in 2009. Effective from 1st January 2010, Genentech and GSK have agreed that Genentech will assume exclusive promotion of Boniva in the USA. Under the terms of the agreement GSK will be entitled to future payments from Genentech, which will be recorded by GSK as part of ‘Other operating income’. GSK will no longer record ‘Turnover’ related to Boniva in the USA. The net effect of this agreement on GSK’s income statements is expected to be approximately neutral.
In 2009 the operating profit margin excluding legal costs and the ViiV one-time gain was 33.7%. This compares to a 2008 operating profit margin of 36.4% excluding legal costs. The decline in margin was primarily due to generic competition in the USA which impacted cost of goods (2009: 25.0% vs 2008: 23.7%) and increased investment to support the company’s diversification strategy which impacted SG&A (2009: 30.3% vs 2008: 27.7%), offset by a higher level of other operating income.
As the impact of generic competition reduces and SG&A investment levels stabilise, GSK’s operating profit margin in 2010 is currently expected to be broadly similar to 2009 (excluding legal costs and the ViiV one-time gain).
The charge for taxation on profit before major restructuring charges amounted to £2,443 million and represents an effective tax rate of 28.0% (2008: 28.7%). The company currently expects a similar effective tax rate in 2010.

Issued: Thursday, 4th February 2010, London, U.K.	5

EPS before major restructuring of 121.2p increased 2% in CER terms (a 16% increase in sterling terms) compared with 2008. The favourable currency impact of 14 percentage points reflected the weakness of Sterling against most major currencies compared with last year.
Total results after restructuring
Operating profit after restructuring for the year ended 31st December 2009 was £8,425 million, an increase of 4% CER (an increase of 18% in sterling terms) compared with 2008. This included £832 million of restructuring charges (2008: £1,118 million); £285 million was charged to cost of sales (2008: £639 million), £392 million to SG&A (2008: £304 million) and £155 million to R&D (2008: £175 million). EPS after restructuring of 109.1p increased 8% in CER terms (an increase of 23% in sterling terms) compared with 2008.
Restructuring programme
The current £3.6 billion Operational Excellence restructuring programme delivered £1 billion of annual savings in 2009, and remains on track to deliver the full savings of £1.7 billion by 2011.
Having conducted a further series of business reviews, the company is proposing to expand the restructuring programme to deliver a further £0.5 billion of incremental pre-tax savings by 2012. Approximately 70% of these savings will be directed to the bottom line to enhance profitability, with the remainder being reinvested in the business.
The charges for this incremental programme total £0.9 billion and are phased: 65% in 2010 and 30% in 2011, with the balance mostly in 2012. In total, approximately 70% will be cash expenditures and 30% will be asset write-downs.
Cumulative savings for the new programme will be phased approximately as follows: £150 million in 2010, £350 million in 2011 and the majority of the balance in 2012.
Cash flow and net debt
Net cash inflow from operating activities in Q4 2009 was £2,261 million, up 6% in sterling terms. For the year net cash inflow from operating activities was £7,841 million, a 9% increase in sterling terms over the previous year. This cash inflow was used to fund net interest payable of £690 million, capital expenditure on property, plant and equipment and intangible assets of £1,873 million, acquisitions of £2,792 million and the dividend paid to shareholders of £3,003 million.
Net debt decreased by £0.7 billion (£1.0 billion due to exchange movements) during the year to £9.4 billion, comprising gross debt of £16.2 billion and cash and liquid investment of £6.8 billion.
At 31st December 2009, GSK had short-term borrowings (including overdrafts) repayable within 12 months of £1.5 billion with no further borrowings repayable in the subsequent year.
Dividends
The Board has declared a fourth interim dividend of 18 pence per share resulting in a dividend for the year of 61 pence; a 4 pence increase over the 57 pence per share for 2008. The equivalent interim dividend receivable by ADR holders is 57.3696 cents per ADS based on an exchange rate of £1/$1.5936. The ex-dividend date will be 10th February 2010, with a record date of 12th February 2010 and a payment date of 8th April 2010.
Currency impact
The 2009 results are based on average exchange rates, principally £1/$1.56, £1/€1.12 and £1/Yen 146. Comparative exchange rates are given on page 29. The period end exchange rates were £1/$1.61, £1/€1.13 and £1/Yen 150. If exchange rates were to hold at these period end levels for the rest of 2010, the estimated negative impact on full year 2010 EPS results before major restructuring would be around 1 percentage point.

Issued: Thursday, 4th February 2010, London, U.K.	6

GlaxoSmithKline (GSK) together with its subsidiary undertakings, the ‘Group’ — one of the world’s leading research-based pharmaceutical and healthcare companies — is committed to improving the quality of human life by enabling people to do more, feel better and live longer. GlaxoSmithKline’s website www.gsk.com gives additional information on the Group. Information made available on the website does not constitute part of this document.

UK Media	Philip Thomson	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Jo Revill	(020) 8047 5502
US Media	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839
European Analyst / Investor	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
US Analyst / Investor	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002
Results before major restructuring
Results before major restructuring is a measure used by management to assess the Group’s financial performance and is presented after excluding restructuring charges relating to the Operational Excellence programme, which commenced in October 2007 and the acquisitions of Reliant Pharmaceuticals in December 2007 and Stiefel in July 2009. Management believes that this presentation assists shareholders in gaining a clearer understanding of the Group’s financial performance and in making projections of future financial performance, as results that include such costs, by virtue of their size and nature, have limited comparative value.
CER growth
In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. All commentaries are presented in terms of CER growth, unless otherwise stated.
Brand names and partner acknowledgements
Brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.
Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group’s operations are described under ‘Risk Factors’ in the ‘Business Review’ in the company’s Annual Report on Form 20-F for 2008.
GlaxoSmithKline plc, 980 Great West Road, Brentford, Middlesex TW8 9GS, United Kingdom Registered in England and Wales. Registered number: 3888792

Issued: Thursday, 4th February 2010, London, U.K.	7

Income statement
Year ended 31st December 2009

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	2009		Growth	2009	2009		2008		2008	2008
	£m		CER%	£m	£m		£m		£m	£m

TURNOVER	28,368		3		28,368		24,352			24,352

Cost of sales	(7,095)		13	(285)	(7,380)		(5,776)		(639)	(6,415)

Gross profit	21,273		—	(285)	20,988		18,576		(639)	17,937

Selling, general and administration	(9,200)		6	(392)	(9,592)		(7,352)		(304)	(7,656)
Research and development	(3,951)		2	(155)	(4,106)		(3,506)		(175)	(3,681)
Other operating income	1,135				1,135		541			541

OPERATING PROFIT	9,257		(1)	(832)	8,425		8,259		(1,118)	7,141

Finance income	70				70		313			313
Finance costs	(780)			(3)	(783)		(838)		(5)	(843)
Profit on disposal of interest in associate	115				115
Share of after tax profits of associates and joint ventures	64				64		48			48

PROFIT BEFORE TAXATION	8,726		(1)	(835)	7,891		7,782		(1,123)	6,659

Taxation	(2,443)			221	(2,222)		(2,231)		284	(1,947)
Tax rate %	28.0%				28.2%		28.7%			29.2%

PROFIT AFTER TAXATION FOR THE PERIOD	6,283		—	(614)	5,669		5,551		(839)	4,712

Profit attributable to minority interests	138				138		110			110
Profit attributable to shareholders	6,145			(614)	5,531		5,441		(839)	4,602

	6,283			(614)	5,669		5,551		(839)	4,712

EARNINGS PER SHARE	121.2	p	2		109.1	p	104.7	p		88.6	p

Diluted earnings per share	120.3	p			108.2	p	104.1	p		88.1	p

Issued: Thursday, 4th February 2010, London, U.K.

Pharmaceuticals turnover
Year ended 31st December 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	6,977	5	3,323	3	2,201	3	1,453	14
Avamys/Veramyst	142	72	68	2	45	>100	29	>100
Flixonase/Flonase	171	(20)	27	(56)	43	(21)	101	2
Flixotide/Flovent	775	—	396	5	178	(4)	201	(6)
Seretide/Advair	4,977	5	2,592	1	1,609	5	776	23
Serevent	236	(19)	73	(14)	116	(18)	47	(31)
Ventolin	477	26	153	>100	150	1	174	2
Zyrtec	75	58	—	—	—	—	75	58

Anti-virals	4,150	12	1,897	—	1,074	16	1,179	32
HIV	1,605	(7)	716	(6)	635	(10)	254	(3)
Agenerase, Lexiva	178	(4)	99	1	62	(8)	17	(13)
Combivir	425	(13)	187	(12)	151	(17)	87	(7)
Epivir	129	(19)	48	(13)	49	(24)	32	(18)
Epzicom/Kivexa	546	8	223	6	244	6	79	25
Trizivir	201	(17)	104	(17)	82	(21)	15	—
Ziagen	105	(13)	51	(4)	35	(14)	19	(28)
Valtrex	1,294	(8)	942	(9)	160	—	192	(13)
Relenza	720	>100	137	>100	212	>100	371	>100
Zeffix	217	(1)	17	(7)	29	(4)	171	—

Central nervous system	1,870	(44)	651	(69)	574	(7)	645	4
Imigran/Imitrex	266	(65)	123	(79)	96	(8)	47	(2)
Lamictal	500	(53)	267	(68)	154	(4)	79	6
Requip	209	(30)	26	(78)	138	(5)	45	16
Requip XL	123	>100	32	>100	89	>100	2	—
Seroxat/Paxil	523	(15)	42	(51)	99	(21)	382	(5)
Treximet	55	88	55	84	—	—	—	—
Wellbutrin, Wellbutrin XL	132	(67)	88	(76)	30	50	14	(7)

Cardiovascular and urogenital	2,298	8	1,415	8	583	3	300	18
Arixtra	254	29	141	35	95	18	18	55
Avodart	530	16	319	11	148	13	63	51
Coreg	172	(29)	171	(28)	—	—	1	(67)
Fraxiparine	229	(7)	—	—	173	(10)	56	6
Levitra	75	7	70	4	4	33	1	—
Lovaza	450	31	448	31	—	—	2	100
Vesicare	104	24	104	24	—	—	—	—
Volibris	19	>100	—	—	18	>100	1	—

Metabolic	1,181	(14)	581	(17)	275	(15)	325	(8)
Avandia products	771	(16)	425	(17)	171	(21)	175	(9)
Avandia	462	(21)	276	(22)	67	(24)	119	(18)
Avandamet	268	(8)	122	(6)	99	(19)	47	19
Bonviva/Boniva	255	(7)	155	(16)	89	7	11	57

Anti-bacterials	1,592	2	173	(16)	662	(4)	757	13
Augmentin	667	4	45	(22)	295	—	327	14

Oncology and emesis	629	10	308	7	204	10	117	23
Hycamtin	172	7	100	4	59	10	13	20
Promacta	13	—	13	—	—	—	—	—
Tyverb/Tykerb	169	45	54	(4)	75	62	40	>100
Zofran	109	(11)	9	>100	52	(24)	48	(5)

Vaccines	3,706	30	815	9	1,744	37	1,147	37
Boostrix	139	73	73	77	40	38	26	>100
Cervarix	187	38	4	—	138	23	45	100
Fluarix, FluLaval	211	(13)	73	(27)	71	(18)	67	17
Flu Pandemic	883	>100	187	>100	525	>100	171	>100
Hepatitis	665	(11)	257	(21)	262	(8)	146	2
Infanrix, Pediarix	649	(15)	134	(47)	406	(3)	109	5
Rotarix	282	50	76	>100	53	14	153	33
Synflorix	73	—	—	—	32	—	41	—

Other	1,063	1	17	—	364	7	682	(2)

	23,466	1	9,180	(13)	7,681	9	6,605	16

Stiefel products	248	—

	23,714	2

Pharmaceutical turnover includes co-promotion income.
Issued: Thursday, 4th February 2010, London, U.K.

Consumer Healthcare turnover
Year ended 31st December 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Over-the-counter medicines	2,319	8	722	(3)	748	18	849	9
Alli	203	>100	96	14	105	—	2	(50)
Breathe Right	92	(1)	50	(13)	22	—	20	38
Cold sore franchise	96	(3)	46	(5)	38	(5)	12	10
Nicotine replacement therapy	339	(1)	247	(2)	64	5	28	(4)
Panadol	393	10	—	—	99	18	294	8
Tums	106	(1)	92	—	1	—	13	(8)

Oral healthcare	1,484	7	299	14	760	2	425	13
Aquafresh franchise	496	(1)	93	(6)	291	(2)	112	5
Biotene	26	>100	19	>100	3	—	4	—
Denture care	336	8	77	3	125	5	134	15
Sensodyne franchise	457	13	104	29	195	4	158	17

Nutritional healthcare	851	3	—	—	457	(6)	394	17
Horlicks	255	17	—	—	19	(14)	236	21
Lucozade	376	(3)	—	—	323	(5)	53	11
Ribena	160	(4)	—	—	113	(7)	47	5

	4,654	7	1,021	1	1,965	5	1,668	12

Statement of comprehensive income

	2009	2008
	£m	£m

Profit for the year	5,669	4,712

Exchange movements on overseas net assets	(238)	1,101
Tax on exchange movements	19	15
Fair value movements on available-for-sale investments	42	(81)
Deferred tax on fair value movements on available-for-sale investments	(11)	8
Actuarial losses on defined benefit plans	(659)	(1,370)
Deferred tax on actuarial movements in defined benefit plans	183	441
Fair value movements on cash flow hedges	(5)	6
Deferred tax on fair value movements on cash flow hedges	2	(3)
Fair value movement on subsidiary acquisition	(6)	—

Other comprehensive income for the year	(673)	117

Total comprehensive income for the year	4,996	4,829

Total comprehensive income for the year attributable to:
Shareholders	4,895	4,670
Minority interests	101	159

	4,996	4,829

Issued: Thursday, 4th February 2010, London, U.K.

GSK’s late-stage pharmaceuticals and vaccines pipeline
The table below is provided as part of GSK’s quarterly update to show events and changes to the late stage pipeline during the quarter and up to the date of announcement. As usual, the full Product Development Pipeline Chart will be updated with the Annual Report.
The following assets were listed as approved or terminated in the last quarterly update and are no longer included in the table: mepolizumab, Rezonic/Zunrisa, Hiberix, Pandemrix, Prepandrix.

Biopharmaceuticals		USA	EU	News update in the quarter
Arzerra (ofatumumab)	CLL	Approved	Filed Feb 2009	CHMP positive opinion for conditional approval on 21st January 2010.
	NHL (FL)	Ph III	Ph III
	NHL (DLBCL)	Ph III	Ph III	Head-to-head study against rituximab in Diffuse Large B Cell Lymphoma commenced 9th November 2009.
	RA	Ph III	Ph III

Benlysta (belimumab)	Systemic lupus	Ph III	Ph III	Positive headline data announced from BLISS-76 study on 2nd November 2009. Expect to file in Q2 2010.

otelixizumab	Type 1 diabetes	Ph III	Ph III	Enrolment complete in first study.

Syncria	Type 2 diabetes	Ph III	Ph III	Enrolment complete for first 5 studies.

Prolia (denosumab)	Post menopausal osteoporosis	n/a	Filed	CHMP positive opinion 18th December 2009.

Cardiovascular & Metabolic		USA	EU	News update in the quarter
Arixtra	Acute coronary syndrome	Filed	Approved

Avandamet XR	Type II diabetes	Ph III	Ph III	Filing strategy under review.

Avandia + statin	Type II diabetes	Ph III	Ph III	Filing strategy under review.

darapladib	Atherosclerosis	Ph III	Ph III	Second Phase III study (SOLID) commenced in December 2009.

Neurosciences		USA	EU	News update in the quarter
Horizant (formerly known as Solzira)	RLS	Filed Jan 2009	Ph III	PDUFA date 9th February 2010.

almorexant	Primary insomnia	Ph III	Ph III	Headline data from RESTORA-1 announced 21st December 2009.

retigabine	Epilepsy	Filed Oct 2009	Filed Oct 2009	Filed in USA and in EU on 30th October 2009.

Oncology		USA	EU	News update in the quarter
Promacta/Revolade	Chronic ITP	Approved	Filed	CHMP positive opinion 17th December 2009.
	Hepatitis C	Ph III	Ph III
	CLD	Ph III	Ph III	Chronic liver disease study terminated. Programme under review.

Avodart	Prostate cancer prevention	Ph III	Filed Sept 2009	US file temporarily withdrawn on 23rd November 2009. Expect to refile in H1 2010.
	Duodart/Flodart (fixed dose combination with tamsulosin)	Tentative approval Jan 2010	Filed	Tentative approval in the USA on 20th January 2010.

Issued: Thursday, 4th February 2010, London, U.K.	11

Oncology / contd.		USA	EU	News update in the quarter
Votrient (pazopanib)	Renal cell cancer	Approved	Filed Mar 2009
	Sarcoma	Ph III	Ph III
	Ovarian	Ph III	Ph III

Tykerb	First-line metastatic	Approved Jan 2010	Filed Mar 2009	Approved in the USA on 29th January 2010.
	Inflammatory breast cancer	File withdrawn Nov 2009	n/a	Monotherapy indication for IBC no longer being pursued.
	Adjuvant breast cancer	Ph III	Ph III
	Head & neck cancer	Ph III	Ph III
	Gastric cancer	Ph III	Ph III

pazopanib + Tykerb	Inflammatory breast cancer	Ph III	Ph III

Respiratory & Immuno-inflammation		USA	EU	News update in the quarter
Relovair HORIZON (‘444 & ‘698)	COPD	Ph III	Ph III

Vaccines		USA	EU	News update in the quarter
Cervarix	HPV prophylaxis	Approved Oct 2009	Approved	Approved in the USA and Japan on 16th October 2009.

Menhibrix (HibMenCY-TT)	MenCY and Hib prophylaxis	Filed Aug 2009	n/a

MAGE-A3	Melanoma	Ph III	Ph III
	NSCLC	Ph III	Ph III

Nimenrix (MenACWY)	MenACWY prophylaxis	Ph III	Ph III	Plan to file in the EU in H1 2010.

New generation flu	Influenza prophylaxis	Ph III	Ph III

Simplirix	Genital herpes prophylaxis	Ph III	Ph III

Mosquirix	Malaria prophylaxis	n/a	n/a	Phase III study ongoing in Africa.

Summary of approvals, filings and launch opportunities
•	6 product approvals/positive opinions in Q4: US approvals of Cervarix, Votrient and Arzerra; Japan approval of Cervarix; CHMP positive opinions for Prolia and Revolade.

•	2 filings in Q4: retigabine (USA & EU) and Rotarix (Japan).

•	12 approvals in 2009: Synflorix (EU), Tykerb (Japan), Veramyst (Japan), Lamictal XR (USA), Lamictal ODT (USA), Avolve (Japan), Hiberix (USA), Pandemrix (EU), Cervarix (Japan), Cervarix (USA), Votrient (USA), Arzerra (USA).

•	11 new product filings in 2009: Arzerra (USA & EU), Patorma (EU), Duodart (USA), Tykerb first line BC (USA & EU), Horizant (USA), Cervarix (USA), Menhibrix (USA), Promacta (Japan), retigabine (USA & EU), Rotarix (Japan), Volibris (Japan).

•	6 NMEs/vaccine launch opportunities over the next 18 months: Benlysta, Horizant, Menhibrix, Prolia, Nimenrix, retigabine.

Issued: Thursday, 4th February 2010, London, U.K.	12

Q4 Trading Update
Turnover and key product movements impacting performance — Q4 2009
Total group turnover in the fourth quarter grew 13%, with pharmaceuticals up 15% and Consumer Healthcare up 5%.
Pharmaceuticals growth in all regions was helped by sales of pandemic related products in the quarter, including Relenza and H1N1 vaccine products. On a regional basis, a decline in the USA (-4%) which continues to be impacted by generic competition to several products, was offset by strong performances in Europe (+23%), Emerging Markets (+22%) and Asia Pacific/Japan (+28%). Sales from Stiefel totalled £137 million in the quarter.
Seretide/Advair grew 7% to £1.4 billion, with growth in all regions: USA (+3% to £704 million), Europe (+7% to £436 million) and Emerging Markets (+18% to £72 million). Advair (Adoair) continues to perform very strongly in Japan where sales grew 55% to £67 million. Ventolin (+28% to £139 million) continues to grow strongly, driven by its performance in the USA where sales doubled in the quarter to £48 million.
Relenza sales were £256 million (reported sales Q4 2008 were £13 million), reflecting strong sales to Governments across the world. Other good pharmaceutical performances in the quarter included Lovaza (+29% to £129 million), Avodart (+16% to £143 million) and Arixtra (+31% to £74 million).
Sales of HIV medicines totalled £412 million (-3%). Epzicom sales grew 11% to £149 million, with growth reported in all regions. ViiV Healthcare, the new specialist HIV company established by GSK and Pfizer, was officially launched 3rd November 2009.
Total vaccine sales rose 78% to £1.5 billion, including pandemic vaccine sales of £836 million. Synflorix sales totalled £48 million driven by the start of launches in Europe where the vaccine has already achieved strong market shares in several countries and in Emerging Markets, where shipping began to the Brazilian Government as part of the 10-year $1.5 billion agreement signed in August 2009. Other growing brands included Boostrix (sales doubled to £35 million) and Rotarix (+5% to £70 million). Rotarix encountered a temporary supply interruption during Q4 2009 in the USA, which is expected to be resolved during Q1 2010. Partially offsetting these performances, sales of Infanrix/Pediarix fell 24% to £153 million primarily as a result of the continued impact of increased competition in the DTPa segment in the United States. Hepatitis vaccines sales also fell (-19% to £151 million) in part due to a competitive product returning to the market. Cervarix sales in the quarter (-33% to £38 million) were adversely impacted by the timing of tender shipments, which the company now expects to be completed in Q1 2010.
Sales of Valtrex (-34% to £222 million) were significantly impacted by the start of generic competition to the product in the USA in November 2009. Other products significantly impacted by generic competition in the USA included Imitrex (-50% to £81 million) and Lamictal (-27% to £132 million). No sales of Wellbutrin XL were reported in the USA during the quarter (reported US sales in Q4 2008 were £45 million) as a result of the sale of the product in the USA to Biovail in Q2.
Total Consumer Healthcare sales rose 5% to £1.2 billion, with strong growth in Europe (+6% to £524 million) and International markets (+11% to £394 million) partially offset by a decline in North American sales (-5% to £260 million).
All Consumer categories recorded good growth in the quarter: OTC (+4% to £612m), Oral care (+6% to £375 million) and Nutritionals (+4% to £191 million).
Within Oral care, Sensodyne continues to perform strongly with sales up 11% to £114 million. Sales of Aquafresh declined slightly overall (-4% to £93 million) driven principally by competition in the USA ‘white trays’ segment.
Within OTC, there were strong performances from Panadol (+19% to £104 million) and Coldrex (+47% to £25 million). Also, sales of alli rose 33% to £40 million and continue to benefit from the launch of the product in European markets which began in April 2009. These advances were partially offset by declines in smoking control product sales (-5% to £90 million) and Breathe Right (-19% to £22 million).
Nutritional sales growth was driven by very strong performance of Horlicks (+19% to £55 million) offset by a small decline in Lucozade sales (-2% to £86 million) which continued to be impacted by lower ‘impulse’ sales.

Issued: Thursday, 4th February 2010, London, U.K.	13

Operating profit and earnings per share commentary — Q4 2009
Results before major restructuring
Operating profit before major restructuring for Q4 2009 was £2,677 million, a 37% increase in CER terms.
Cost of sales was 25.9% of turnover, higher than prior year (Q4 2008: 23.8%), principally reflecting the impact of generic competition to higher margin products in the USA and changes to product mix in the quarter partly offset by benefits from the restructuring programme.
SG&A costs as a percentage of turnover increased to 34.3% in the quarter (Q4 2008: 31.9%). Excluding legal costs of £392 million, SG&A costs were 29.5% of turnover. The increase over prior year reflected investment in growth markets, the acquisition of Stiefel, increased pension costs, donation of H1N1 product to WHO and exchange losses on inter-company transactions (compared with significant gains in Q4 2008), partially offset by the benefits of the restructuring programme and lower legal costs.
R&D expenditure was 13.5% of turnover in the quarter as savings from the restructuring programme were partially offset by increased investment in vaccines.
In the quarter, gains from asset disposals were £215 million (Q4 2008: £49 million) primarily reflecting income from the disposal of assets to Aspen Pharmacare as previously announced. Costs for legal matters were £392 million (Q4 2008: £517 million). Legal costs in the quarter were higher than previous quarters reflecting increases in provisions for a number of existing cases following management review.
Other operating income in the quarter was £553 million primarily comprising royalty income of £67 million (Q4 2008: £97 million), asset disposals of £215 million, and a one-time accounting gain of £296 million on the creation of ViiV Healthcare. These were partly offset by a £36 million equity impairment.
EPS before major restructuring of 35.4p increased 43% in CER terms (a 33% increase in sterling terms) compared with Q4 2008. The unfavourable currency impact of 10 percentage points primarily reflects the impact of exchange gains in Q4 2008 which were not repeated this year.
Total results after restructuring
Operating profit after restructuring for Q4 2009 was £2,447 million, a 68% increase in CER terms. This included £230 million of restructuring charges related to the current restructuring programme (Q4 2008: £524 million); £21 million was charged to cost of sales (Q4 2008: £311 million), £174 million to SG&A (Q4 2008: £91 million) and £35 million to R&D (Q4 2008: £122 million). EPS after restructuring of 32.1p increased 82% in CER terms (a 66% increase in sterling terms) compared with Q4 2008.

Issued: Thursday, 4th February 2010, London, U.K.	14

Income statement
Three months ended 31st December 2009

	Results						Results
	before major			Major			before major		Major
	restructuring			restructuring	Total		restructuring		restructuring	Total
	Q4 2009		Growth	Q4 2009	Q4 2009		Q4 2008		Q4 2008	Q4 2008
	£m		CER%	£m	£m		£m		£m	£m

TURNOVER	8,094		13		8,094		6,910			6,910

Cost of sales	(2,098)		22	(21)	(2,119)		(1,642)		(311)	(1,953)

Gross profit	5,996		10	(21)	5,975		5,268		(311)	4,957

Selling, general and administration	(2,780)		11	(174)	(2,954)		(2,205)		(91)	(2,296)
Research and development	(1,092)		(2)	(35)	(1,127)		(1,090)		(122)	(1,212)
Other operating income	553				553		133			133

OPERATING PROFIT	2,677		37	(230)	2,447		2,106		(524)	1,582

Finance income	5				5		37			37
Finance costs	(213)				(213)		(238)		(3)	(241)
Share of after tax profits of associates and joint ventures	11				11		18			18

PROFIT BEFORE TAXATION	2,480		40	(230)	2,250		1,923		(527)	1,396

Taxation	(646)			64	(582)		(532)		153	(379)
Tax rate %	26.0%				25.9%		27.7%			27.1%

PROFIT AFTER TAXATION FOR THE YEAR	1,834		42	(166)	1,668		1,391		(374)	1,017

Profit attributable to minority interests	38				38		35			35
Profit attributable to shareholders	1,796			(166)	1,630		1,356		(374)	982

	1,834			(166)	1,668		1,391		(374)	1,017

EARNINGS PER SHARE	35.4	p	43		32.1	p	26.7	p		19.3	p

Diluted earnings per share	35.1	p			31.8	p	26.6	p		19.2	p

Issued: Thursday, 4th February 2010, London, U.K.	15

Pharmaceuticals turnover
Three months ended 31st December 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%
Respiratory	1,914	7	910	5	594	4	410	17
Avamys/Veramyst	33	36	15	(17)	11	83	7	>100
Flixonase/Flonase	35	(14)	6	(25)	10	(17)	19	(9)
Flixotide/Flovent	222	3	115	9	49	(4)	58	(2)
Seretide/Advair	1,366	7	704	3	436	7	226	23
Serevent	61	(14)	20	(9)	29	(15)	12	(20)
Ventolin	139	28	48	100	42	—	49	15
Zyrtec	22	67	—	—	—	—	22	67

Anti-virals	1,033	9	413	(14)	251	7	369	71
HIV	412	(3)	189	(3)	155	(10)	68	12
Agenerase, Lexiva	44	(9)	25	(4)	14	(7)	5	(33)
Combivir	109	(5)	47	(9)	37	(14)	25	26
Epivir	30	(17)	12	(7)	11	(27)	7	(14)
Epzicom/Kivexa	149	11	63	13	63	5	23	24
Trizivir	49	(19)	26	(19)	19	(18)	4	(20)
Ziagen	27	(7)	13	(7)	9	(11)	5	—
Valtrex	222	(34)	129	(45)	41	5	52	(4)
Relenza	256	>100	62	>100	39	>100	155	>100
Zeffix	55	—	4	—	7	(14)	44	2

Central nervous system	504	(27)	178	(50)	146	(7)	180	4
Imigran/Imitrex	81	(50)	43	(64)	25	(8)	13	—
Lamictal	132	(27)	72	(40)	39	(5)	21	11
Requip	65	3	16	27	37	(8)	12	22
Requip XL	40	85	12	>100	27	67	1	—
Seroxat/Paxil	139	(16)	10	(47)	22	(24)	107	(8)
Treximet	14	15	14	8	—	—	—	—
Wellbutrin	22	(64)	10	(79)	9	33	3	—

Cardiovascular and urogenital	615	10	375	8	155	8	85	25
Arixtra	74	31	43	35	26	14	5	100
Avodart	143	16	83	11	39	12	21	58
Coreg	31	(46)	31	(45)	—	—	—	—
Fraxiparine	60	2	—	—	45	—	15	7
Levitra	17	6	16	—	1	—	—	—
Lovaza	129	29	128	29	—	—	1	—
Vesicare	29	26	29	26	—	—	—	—
Volibris	7	>100	—	—	7	>100	—	—

Metabolic	300	(15)	150	(18)	69	(13)	81	(9)
Avandia products	191	(17)	109	(17)	40	(17)	42	(18)
Avandia	112	(24)	69	(22)	15	(25)	28	(29)
Avandamet	69	(3)	33	(3)	24	(12)	12	20
Bonviva/Boniva	67	(13)	41	(20)	23	(4)	3	50

Anti-bacterials	409	2	41	(16)	181	(3)	187	11
Augmentin	173	7	9	(33)	82	7	82	16

Oncology and emesis	170	17	86	30	52	—	32	21
Hycamtin	45	7	26	4	15	7	4	50
Promacta	5	—	5	—	—	—	—	—
Tyverb/Tykerb	48	29	14	(7)	21	12	13	>100
Zofran	24	35	(1)	100	12	(25)	13	—

Vaccines	1,523	78	294	55	794	>100	435	56
Boostrix	35	100	17	>100	11	57	7	>100
Cervarix	38	(33)	4	—	19	(58)	15	50
Fluarix, FluLaval	42	(33)	5	(64)	11	(43)	26	4
Flu Pandemic	836	>100	162	>100	511	>100	163	>100
Hepatitis	151	(19)	51	(27)	64	(16)	36	(8)
Infanrix, Pediarix	153	(24)	27	(50)	101	(14)	25	(8)
Rotarix	70	5	17	—	14	8	39	6
Synflorix	48	—	—	—	11	—	37	—

Other	311	17	3	67	119	12	189	20

	6,779	13	2,450	(4)	2,361	23	1,968	28

Stiefel products	137	—

	6,916	15

Pharmaceutical turnover includes co-promotion income.

Issued: Thursday, 4th February 2010, London, U.K.	16

Consumer Healthcare turnover
Three months ended 31st December 2009

	Total		USA		Europe		Rest of World
	£m	CER%	£m	CER%	£m	CER%	£m	CER%

Over-the-counter medicines	612	4	185	(11)	221	17	206	8
Alli	40	33	22	(18)	17	—	1	(50)
Breathe Right	22	(19)	11	(31)	5	(17)	6	20
Cold sore franchise	25	(11)	11	(27)	10	(9)	4	100
Nicotine replacement therapy	90	(5)	63	(7)	19	6	8	(14)
Panadol	104	19	—	—	33	35	71	13
Tums	26	(4)	23	—	—	—	3	—

Oral healthcare	375	6	75	10	196	1	104	15
Aquafresh franchise	121	(2)	22	(12)	72	(3)	27	9
Biotene	7	>100	5	>100	1	—	1	—
Denture care	87	9	19	—	33	—	35	27
Sensodyne franchise	114	11	27	29	50	—	37	16

Nutritional healthcare	191	4	—	—	107	(3)	84	15
Horlicks	55	19	—	—	6	—	49	22
Lucozade	86	(2)	—	—	74	(3)	12	—
Ribena	38	—	—	—	26	(4)	12	10

	1,178	5	260	(5)	524	6	394	11

Statement of comprehensive income

	Q4 2009	Q4 2008
	£m	£m

Profit for the period	1,668	1,017

Exchange movements on overseas net assets	(96)	780
Tax on exchange movements	19	20
Fair value movements on available-for-sale investments	(51)	(33)
Deferred tax on fair value movements on available-for-sale investments	(2)	(3)
Actuarial losses on defined benefit plans	(173)	(410)
Deferred tax on actuarial movements in defined benefit plans	36	145
Fair value movements on cash flow hedges	1	5
Deferred tax on fair value movements on cash flow hedges	—	(2)
Fair value movement on subsidiary acquisition	(6)	—

Other comprehensive income for the period	(272)	502

Total comprehensive income for the period	1,396	1,519

Total comprehensive income for the period attributable to:
Shareholders	1,357	1,433
Minority interests	39	86

	1,396	1,519

Issued: Thursday, 4th February 2010, London, U.K.	17

Balance sheet

	31st December 2009	31st December 2008
	£m	£m
ASSETS
Non-current assets
Property, plant and equipment	9,374	9,678
Goodwill	3,361	2,101
Other intangible assets	8,183	5,869
Investments in associates and joint ventures	895	552
Other investments	454	478
Deferred tax assets	2,374	2,760
Derivative financial instruments	68	107
Other non-current assets	583	579

Total non-current assets	25,292	22,124

Current assets
Inventories	4,064	4,056
Current tax recoverable	58	76
Trade and other receivables	6,492	6,265
Derivative financial instruments	129	856
Liquid investments	268	391
Cash and cash equivalents	6,545	5,623
Assets held for sale	14	2

Total current assets	17,570	17,269

TOTAL ASSETS	42,862	39,393

LIABILITIES
Current liabilities
Short-term borrowings	(1,471)	(956)
Trade and other payables	(6,772)	(6,075)
Derivative financial instruments	(168)	(752)
Current tax payable	(1,451)	(780)
Short-term provisions	(2,256)	(1,454)

Total current liabilities	(12,118)	(10,017)

Non-current liabilities
Long-term borrowings	(14,786)	(15,231)
Deferred tax liabilities	(645)	(714)
Pensions and other post-employment benefits	(2,981)	(3,039)
Other provisions	(985)	(1,645)
Derivative financial instruments	—	(2)
Other non-current liabilities	(605)	(427)

Total non-current liabilities	(20,002)	(21,058)

TOTAL LIABILITIES	(32,120)	(31,075)

NET ASSETS	10,742	8,318

EQUITY
Share capital	1,416	1,415
Share premium account	1,368	1,326
Retained earnings	6,321	4,622
Other reserves	900	568

Shareholders’ equity	10,005	7,931

Minority interests	737	387

TOTAL EQUITY	10,742	8,318

Issued: Thursday, 4th February 2010, London, U.K.	18

Cash flow statement Year ended 31st December 2009

	2009	2008
	£m	£m
Profit after tax	5,669	4,712
Tax on profits	2,222	1,947
Share of after tax profits of associates and joint ventures	(64)	(48)
Profit on disposal of interest in associates	(115)	—
Net finance expense	713	530
Depreciation and other non-cash items	1,271	1,437
(Increase)/decrease in working capital	(106)	69
(Decrease)/increase in other net liabilities	(45)	408

Cash generated from operations	9,545	9,055
Taxation paid	(1,704)	(1,850)

Net cash inflow from operating activities	7,841	7,205

Cash flow from investing activities
Purchase of property, plant and equipment	(1,418)	(1,437)
Proceeds from sale of property, plant and equipment	48	20
Purchase of intangible assets	(455)	(632)
Proceeds from sale of intangible assets	356	171
Purchase of equity investments	(154)	(87)
Proceeds from sale of equity investments	59	42
Purchase of businesses, net of cash acquired	(2,792)	(454)
Investment in associates and joint ventures	(29)	(9)
Decrease in liquid investments	87	905
Proceeds from disposal of interest in associates	178	—
Interest received	90	320
Dividends from associates and joint ventures	17	12

Net cash outflow from investing activities	(4,013)	(1,149)

Cash flow from financing activities
Proceeds from own shares for employee share options	13	9
Shares acquired by ESOP Trusts	(58)	(19)
Issue of share capital	44	62
Purchase of own shares for cancellation	—	(3,706)
Increase in long-term loans	1,358	5,523
Increase in short-term loans	646	275
Repayment of short-term loans	(748)	(3,334)
Net repayment of obligations under finance leases	(48)	(48)
Interest paid	(780)	(730)
Dividends paid to shareholders	(3,003)	(2,929)
Dividends paid to minority interests	(89)	(79)
Other financing items	(109)	68

Net cash outflow from financing activities	(2,774)	(4,908)

Increase in cash and bank overdrafts in the year	1,054	1,148

Exchange adjustments	(158)	1,103
Cash and bank overdrafts at beginning of year	5,472	3,221

Cash and bank overdrafts at end of year	6,368	5,472

Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	6,545	5,623
Overdrafts	(177)	(151)

	6,368	5,472

Issued: Thursday, 4th February 2010, London, U.K.	19

Statement of changes in equity

	Share	Share	Retained	Other	Share-	Minority	Total
	capital	premium	earnings	reserves	holders’	interests	equity
	£m	£m	£m	£m	equity	£m	£m
At 1st January 2009	1,415	1,326	4,622	568	7,931	387	8,318

Total comprehensive income for the year			4,868	27	4,895	101	4,996
Distributions to minority shareholders						(89)	(89)
Changes in minority shareholdings						338	338
Put option over minority interest				(2)	(2)		(2)
Dividends to shareholders			(3,003)		(3,003)		(3,003)
Shares issued	1	42			43		43
Consideration received for shares transferred by ESOP Trusts				13	13		13
Shares acquired by ESOP Trusts				(57)	(57)		(57)
Write-down on shares held by ESOP Trusts			(351)	351	—		—
Share-based incentive plans			171		171		171
Tax on share-based incentive plans			14		14		14

At 31st December 2009	1,416	1,368	6,321	900	10,005	737	10,742

At 1st January 2008	1,503	1,266	6,475	359	9,603	307	9,910

Total comprehensive income for the year			4,723	(53)	4,670	159	4,829
Distributions to minority shareholders						(79)	(79)
Dividends to shareholders			(2,929)		(2,929)		(2,929)
Shares issued	2	60			62		62
Consideration received for shares transferred by ESOP Trusts				10	10		10
Shares purchased for cancellation	(90)		(3,706)	90	(3,706)		(3,706)
Shares acquired by ESOP Trusts				(19)	(19)		(19)
Write-down on shares held by ESOP Trusts			(181)	181	—		—
Share-based incentive plans			241		241		241
Tax on share-based incentive plans			(1)		(1)		(1)

At 31st December 2008	1,415	1,326	4,622	568	7,931	387	8,318

Issued: Thursday, 4th February 2010, London, U.K.	20

Segmental information
GSK has implemented IFRS 8 ‘Operating segments’ with effect from 1st January 2009 and this has resulted in a change to the segmental information reported by GSK. Comparative information has been presented on a consistent basis.
GSK’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the Corporate Executive Team (CET). Individual members of the CET are responsible for geographic regions of the Pharmaceuticals business and for the Consumer Healthcare business as a whole, respectively.
R&D investment is essential for the sustainability of the pharmaceutical businesses. However, for segment reporting, the USA, Europe, Emerging Markets and Asia Pacific/Japan regional pharmaceutical operating profits exclude allocations of globally funded R&D as well as central costs, principally corporate functions and unallocated manufacturing costs. GSK’s management reporting process allocates all intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.
The Other trading pharmaceuticals segment includes Canada, Puerto Rico, Stiefel products, central vaccine tender sales and contract manufacturing sales. The Stiefel business is being integrated into GSK and with effect from 1st January 2010, results will be reported within the relevant geographical pharmaceuticals segments, in line with the way in which the business will be managed.
GSK acquired the HIV business of Pfizer with effect from 30th October 2009 in return for a 15% minority stake in the combined HIV businesses, ViiV Healthcare Limited. In line with the way the ViiV Healthcare business is to be managed, it will be reported as a separate segment from 1st January 2010. For 2009 the GSK HIV business is reported within the relevant Pharmaceuticals segments; incremental income and costs since the creation of ViiV Healthcare have been reported within Other trading pharmaceuticals.
The Pharmaceuticals R&D segment is the responsibility of the Chairman, Research & Development and is therefore being reported as a separate segment.
Unallocated pharmaceuticals costs include costs such as vaccines R&D and central manufacturing costs not attributed to other segments.
Corporate and other unallocated costs and disposal profits include corporate functions, costs for legal matters, fair value movements on financial instruments and investments and unallocated profits on asset disposals.
Turnover by segment
Year ended 31st December 2009

		2008
	2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	9,180	8,894	(13)
Europe pharmaceuticals	7,681	6,483	9
Emerging Markets pharmaceuticals	2,973	2,290	20
Asia Pacific/Japan pharmaceuticals	2,700	1,918	16
Other trading pharmaceuticals	1,180	796	31

Pharmaceuticals turnover	23,714	20,381	2
Consumer Healthcare turnover	4,654	3,971	7

	28,368	24,352	3

Issued: Thursday, 4th February 2010, London, U.K.	21

Operating profit by segment
Year ended 31st December 2009
Operating profit growth in the year in some segments has been impacted by asset disposal profits, principally the disposal of Wellbutrin XL in 2009 and the disposal of four products to Aspen in 2008. Accordingly, the table below also shows operating profit change excluding asset sale profits.

				Excluding
		2008		asset sale
	2009	(restated)	Growth	profits
	£m	£m	CER%	CER%
US pharmaceuticals	6,420	5,947	(10)	(14)
Europe pharmaceuticals	4,509	3,765	9	11
Emerging Markets pharmaceuticals	1,048	947	7	16
Asia Pacific/Japan pharmaceuticals	1,424	1,078	4	9
Other trading pharmaceuticals	490	476	(9)
Pharmaceuticals R&D	(3,082)	(2,875)	(3)
Other unallocated pharmaceuticals costs	(1,334)	(726)	23

Pharmaceuticals operating profit	9,475	8,612	(3)	(6)
Consumer Healthcare operating profit	952	881	(1)	—

Segment profit	10,427	9,493	(3)
Corporate and other unallocated costs and disposal profits	(1,170)	(1,234)

Operating profit before major restructuring	9,257	8,259	(1)
Major restructuring	(832)	(1,118)

Total operating profit	8,425	7,141	4

Finance income	70	313
Finance costs	(783)	(843)
Profit on disposal of interest in associate	115	—
Share of after tax profits of associates and joint ventures	64	48

Profit before taxation	7,891	6,659

Issued: Thursday, 4th February 2010, London, U.K.	22

Excluding asset sale profits, US pharmaceuticals operating profit declined by 14%, broadly in line with turnover, and included a reduction of 10% in SG&A costs.
Excluding asset sale profits, Emerging Markets pharmaceutical operating profits increased by 16% on a turnover increase of 20%, reflecting increased SG&A investment across the region combined with integration costs for the BMS and UCB businesses acquired during the year.
Excluding asset sale profits, Asia Pacific and Japan operating profits increased 9% on a turnover increase of 16%, reflecting declining gross profit margin due to product mix combined with increased SG&A investment to drive new product launches in Japan and integration costs for the acquired UCB business.
Other trading pharmaceuticals operating profit decreased 9% on a turnover increase of 31% primarily reflecting incremental sales and trading profits from Stiefel offset by lower contract manufacturing income, amortisation of Stiefel intangible assets and implementation costs for ViiV Healthcare.
Pharmaceuticals R&D costs reduced by 3% essentially reflecting the settlement of a royalty dispute in Q3 and OE savings partly offset by increased intangible asset impairments and investment in late-stage pipeline.
Other unallocated pharmaceuticals costs increased in 2009 principally due to higher exchange losses and centrally held manufacturing costs as well as increased investment in vaccines R&D, partially offset by the gain on the disposal of various assets to Aspen.
Excluding asset sale profits, Consumer Healthcare operating profit was flat on a turnover increase of 7%, reflecting increased SG&A investment across the business to support sales growth.
The reduction in Corporate and other unallocated costs primarily reflects the accounting gain on the creation of ViiV Healthcare, partially offset by higher pension costs and equity investment impairments.
Turnover by segment
Three months ended 31st December 2009

		Q4 2008
	Q4 2009	(restated)	Growth
	£m	£m	CER%
US pharmaceuticals	2,450	2,526	(4)
Europe pharmaceuticals	2,361	1,826	23
Emerging Markets pharmaceuticals	827	677	22
Asia Pacific/Japan pharmaceuticals	809	570	28
Other trading pharmaceuticals	469	204	>100

Pharmaceuticals turnover	6,916	5,803	15
Consumer Healthcare turnover	1,178	1,107	5

	8,094	6,910	13

Issued: Thursday, 4th February 2010, London, U.K.	23

Operating profit by segment
Three months ended 31st December 2009

		Q4 2008
	Q4 2009	(restated)	Growth
	£m	£m	CER%

US pharmaceuticals	1,640	1,732	(5)
Europe pharmaceuticals	1,419	1,063	28
Emerging Markets pharmaceuticals	298	315	5
Asia Pacific/Japan pharmaceuticals	426	311	22
Other trading pharmaceuticals	152	138	(1)
Pharmaceuticals R&D	(815)	(866)	(7)
Other unallocated pharmaceuticals costs	(343)	(192)	(32)

Pharmaceuticals operating profit	2,777	2,501	17
Consumer Healthcare operating profit	266	307	(13)

Segment profit	3,043	2,808	13
Corporate and other unallocated costs and disposal profits	(366)	(702)

Operating profit before major restructuring	2,677	2,106	37
Major restructuring	(230)	(524)

Total operating profit	2,447	1,582	68

Finance income	5	37
Finance costs	(213)	(241)
Share of after tax profits of associates and joint ventures	11	18

Profit before taxation	2,250	1,396

US pharmaceuticals operating profit declined 5% in the quarter broadly in line with turnover.
Europe pharmaceuticals turnover and operating profits benefited from substantial H1N1 sales in the quarter.
Excluding asset sale profits, operating profit grew by 11% in Emerging Markets pharmaceuticals on a turnover increase of 22%, reflecting increased SG&A investment to grow the business.
Asia Pacific and Japan pharmaceuticals turnover and operating profit benefited from significant Relenza sales in the quarter.
Other trading pharmaceuticals operating profit decreased 1%, primarily reflecting incremental trading profits from Stiefel offset by lower manufacturing income, amortisation of Stiefel intangible assets and implementation costs for ViiV Healthcare.
Pharmaceuticals R&D costs reduced by 7% essentially reflecting lower intangible asset impairments in the quarter.
Other unallocated pharmaceuticals costs increased in the quarter principally due to exchange losses of £27 million (2008: £129 million gain) and higher centrally held manufacturing costs as well as increased investment in vaccines R&D, partially offset by the gain on the disposal of various assets to Aspen.
Consumer Healthcare turnover increased 5% but operating profits decreased by 13% reflecting increased SG&A investment to grow the business.
Corporate and other unallocated costs decreased significantly as the accounting gain on the creation of ViiV Healthcare, combined with lower corporate legal charges in the quarter were only partially offset by higher pension charges and equity investment impairments.

Issued: Thursday, 4th February 2010, London, U.K.	24

Legal matters
The Group is involved in various legal and administrative proceedings principally product liability, intellectual property, tax, anti-trust and governmental investigations and related private litigation concerning sales, marketing and pricing which are more fully described in the ‘Legal proceedings’ note in the Annual Report 2008.
At 31st December 2009, the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 26) was £2.0 billion. In respect of a number of legal proceedings in which the Group is involved, it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of the proceedings. In these cases, the Group may disclose information with respect to the nature and facts of the cases but no provision is typically made.
The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group’s financial accounts.
Significant developments since the date of the Annual Report 2008 (as previously updated by the legal matters section of the Results Announcements for Q1, Q2 and Q3 2009) are as follows:
The trial date for the patent infringement action brought by the Group against Apotex and Apotex’s counterclaim remains set for 15th April 2010 in the US District Court for the Eastern District of Pennsylvania. In this matter, the Group seeks substantial damages for Apotex’s alleged infringement of the Group’s patents on paroxetine hydrochloride, and Apotex, in turn, seeks damages from the Group in an amount substantially larger than the damages sought by the Group, for alleged violations of federal anti-trust laws, as well as various additional matters including violations of various advertising and state anti-trust and consumer protection laws. Under the federal anti-trust laws, the damages sought by Apotex would be trebled in the event of an adverse jury verdict against the Group with respect to that element of the counterclaim. On 2nd December 2009, the Court ordered that the Group and Apotex enter into mediation to attempt to reach settlement on the patent infringement claim and the counterclaim.
The nationwide settlement, tentatively reached in the summer of 2008, which would resolve the Paxil CR consumer fraud suits filed in California state court and in the US District Court for the District of Puerto Rico arising out of Cidra manufacturing issues has received court approval. The terms of the settlement require the dismissal of both the California State Court and the US District Court actions. The related third party payor suit filed in the Philadelphia Court of Common Pleas was marked as settled, discontinued and ended as of 5th October 2009.
With respect to the suit brought by Novartis against the Group on 3rd August 2009, in Belgium, for patent infringement in relation to Hiberix, Infanrix Hexa, and Menitorix vaccine products and in relation to phase 3 development vaccine projects HibMenCY and MenACWY, and the parallel infringement proceedings also filed by Novartis in the UK for Infanrix Hexa, Menitorix and Hiberix, in an accelerated proceeding requested by the Group at the EPO Technical Board of Appeal in December 2009, all Novartis claims relevant to the Group’s products were held invalid. The UK and Belgian infringement trials will be dismissed.
With respect to the action filed by the Group in the US District Court for the Southern District of Florida seeking a declaratory judgment that US Patent 6,331,415 (the so-called “Cabilly II” patent) is invalid, unenforceable or not infringed by the Group’s product Arzerra (ofatumumab), on 16th December 2009, Genentech/City of Hope filed a motion to dismiss the lawsuit or, in the alternative, transfer the case to the Central District of California, where a suit on the same patent is pending. The motion is pending.
Ivax brought a revocation action against the Group’s German patent to the Seretide combination patent on 22nd October 2009. This action will be consolidated with the patent revocation action brought against the Group’s German patent to the Seretide combination by Mylan, Hexal and Neolab. A number of other revocation actions have been commenced and are pending against the Group’s Seretide combination patents in other countries within the EU.
Developments with respect to tax matters are described in ‘Taxation’ on page 26.
Issued: Thursday, 4th February 2010, London, U.K.

Taxation
The charge for taxation on profit before major restructuring charges amounting to £2,443 million represents an effective tax rate of 28.0% (2008: 28.7%). The company currently expects a similar effective tax rate in 2010. The charge for taxation on total profits amounted to £2,222 million and represented an effective tax rate of 28.2% (2008: 29.2%). The Group’s balance sheet at 31st December 2009 included a tax payable liability of £1,451 million and a tax recoverable asset of £58 million.
On 19th November 2009 the IRS conceded all asserted tax deficiencies and penalties arising from its reclassification of an intercompany financing arrangement from debt to equity resulting in no additional tax cost to GSK. The IRS claim had previously been estimated at $864 million for 2001-2003. GSK and the IRS are now in the process of finalising the tax computations for the 2001-2003 tax years. It is anticipated that resolution of the issue in the years 2004 to 2008 will be reflected in a closing agreement. Resolution of the issue had no impact on the Group’s results. Transfer pricing and other issues are as previously described in the ‘Taxation’ note to the Financial Statements included in the Annual Report 2008.
GSK continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.
Additional information
Dividends

	Paid/	Pence per
	payable	share	£m

2009
First interim	9th July 2009	14	701
Second interim	8th October 2009	14	713
Third interim	7th January 2010	15	763
Fourth interim	8th April 2010	18	913

		61	3,090

2008
First interim	10th July 2008	13	683
Second interim	9th October 2008	13	679
Third interim	8th January 2009	14	730
Fourth interim	9th April 2009	17	859

		57	2,951

Issued: Thursday, 4th February 2010, London, U.K.

Weighted average number of shares

	2009	2008
	millions	millions
Weighted average number of shares — basic	5,069	5,195
Dilutive effect of share options and share awards	39	31

Weighted average number of shares — diluted	5,108	5,226

	Q4 2009	Q4 2008
	millions	millions
Weighted average number of shares — basic	5,072	5,079
Dilutive effect of share options and share awards	44	27

Weighted average number of shares — diluted	5,116	5,106

Net assets
The book value of net assets increased by £2,424 million from £8,318 million at 31st December 2008 to £10,742 million at 31st December 2009. This reflects an increase in net assets arising from operating activities, partially offset by dividend payments. A marginal increase in the pension deficit arose predominantly from an increase in the estimated long-term UK inflation rate and a decrease in the rate used to discount UK pension liabilities from 6.20% to 5.70%, partly offset by an increase in asset values. At 31st December 2009, the net deficit on the Group’s pension plans was £1,745 million compared with £1,697 million at 31st December 2008.
The carrying value of investments in associates and joint ventures at 31st December 2009 was £895 million, with a market value of £1,771 million.
At 31st December 2009, the ESOP Trusts held 117.7 million GSK shares against the future exercise of share options and share awards. The carrying value of £1,138 million has been deducted from other reserves. The market value of these shares was £1,552 million.
GSK did not purchase any shares for cancellation in the year. At 31st December, the company held 474.2 million Treasury shares at a cost of £6,286 million, which has been deducted from retained earnings.
Reconciliation of cash flow to movements in net debt

	2009	2008
	£m	£m
Net debt at beginning of the year	(10,173)	(6,039)

Increase in cash and bank overdrafts	1,054	1,148
Cash inflow from liquid investments	(87)	(905)
Net increase in long-term loans	(1,358)	(5,523)
Net repayment of short-term loans	102	3,059
Net repayment of obligations under finance leases	48	48
Debt of subsidiary undertakings acquired	(9)	—
Exchange adjustments	1,041	(1,918)
Other non-cash movements	(62)	(43)

Decrease/(increase) in net debt	729	(4,134)

Net debt at end of the year	(9,444)	(10,173)

Issued: Thursday, 4th February 2010, London, U.K.

Business acquisitions in Q4 2009
On 30th October 2009, GSK acquired Pfizer Inc.’s HIV business and combined it with its own HIV business to form ViiV Healthcare Limited, a sub-group owned 85% by GSK and 15% by Pfizer. The consideration given by GSK, being 15% of the net value of GSK’s HIV business was valued at £383 million. This was represented by £595 million of intangible assets, £172 million of deferred tax liability, £21 million of other net assets, £316 million increase in minority interests and £255 million of goodwill representing the economies of scale gained from the combination of the two businesses and the potential for growth of both partner’s HIV products within ViiV Healthcare. These are provisional valuations and may change in the future.
GSK has recognised an accounting gain of £296 million on this transaction arising on the disposal of a 15% interest in GSK’s HIV business to Pfizer recorded at book value, in return for 85% of Pfizer’s HIV business recorded at fair value.
On 16th December 2009, GSK acquired 100% of the share capital of the Algerian pharmaceutical, manufacturing and distribution group, Laboratoire Pharmaceutique Algerien, for a cash consideration of £26 million net of cash acquired. The purchase price of £29 million included £3 million of cash and cash equivalents, £35 million of goodwill, £15 million of debt and other net liabilities, and a £6 million reduction in the value of an existing investment. These are provisional valuations and may change in the future. The goodwill reflects the potential for further sales growth following the acquisition of 12 branded generic pharmaceutical products in the analgesic, cough and cold and dermatology areas, as well as a manufacturing facility and distribution warehouse.
On 18th December 2009, GSK acquired 100% of the share capital of NovaMin Technology Inc., a privately held US company for a cash consideration of £87 million. The purchase price included £51 million of intangible assets, £53 million of goodwill and £17 million of net liabilities. These are provisional valuations and may change in the future. The company has a specialty oral care ingredient for the treatment of dentine hypersensitivity and the goodwill arising from the acquisition represents the potential for additional growth from the combination of the company’s technology with specific GSK oral care products.
Related party transactions
The Group’s significant related parties are its joint ventures and associates as disclosed in the company’s Annual Report 2008. In March 2009, 5,749,157 shares in the Group’s associate, Quest Diagnostics Inc. were sold for a cash consideration of £178 million, the majority of the shares being sold direct to Quest Diagnostics Inc. with the remainder being sold in the market.
On 30th November 2009, GSK completed the extension of its strategic relationship with Aspen Pharmacare Holdings Limited by the acquisition of a minority shareholding in the South African based pharmaceutical company. The transaction resulted in GSK acquiring 68.5 million shares in Aspen in consideration for the transfer of certain assets and in Aspen becoming an associate. A gain of £183 million on the transaction is included within other operating income. GSK’s shareholding now amounts to 81.7 million shares, a 19% interest in Aspen.
Apart from the above, there were no material transactions with any of the Group’s joint ventures and associates in the year ended 31st December 2009. There were no material transactions with directors.
Contingent liabilities
There were contingent liabilities at 31st December 2009 in respect of guarantees and indemnities entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities.
Issued: Thursday, 4th February 2010, London, U.K.

Exchange rates
The Group operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2009	2008	Q4 2009	Q4 2008

Average rates:
£/US$	1.56	1.85	1.62	1.55
£/Euro	1.12	1.26	1.12	1.17
£/Yen	146	192	149	147

Period end rates:
£/US$	1.61	1.44	1.61	1.44
£/Euro	1.13	1.04	1.13	1.04
£/Yen	150	131	150	131
During 2009, average Sterling exchange rates were weaker against the US Dollar, the Euro and the Yen compared with 2008. However, and as a result of the significant currency movements seen in Q4 2008, year end Sterling exchange rates were actually stronger against all three currencies compared with those at 31st December 2008.
Accounting presentation and policies
This unaudited Results Announcement containing condensed financial information for the three and twelve months ended 31st December 2009 is prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority and the accounting policies set out in the Annual Report 2008, except that GSK has implemented IAS 1 (Revised) ‘Presentation of financial statements’, IAS 23 (Revised) ‘Borrowing costs’ and IFRS 8 ‘Operating segments’ with effect from 1st January 2009. The implementation of IFRS 8 has resulted in a change to the segmental information reported by GSK, as described in ‘Segmental information’ on page 22. Comparative information has been presented on a consistent basis.
The income statement, statement of comprehensive income, cash flow statement and statement of changes in equity for the year ended 31st December 2009 and the balance sheet at that date, are subject to completion of the audit and may also change should a significant adjusting event occur before the approval of the Annual Report 2009 on 24th February 2010.
This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The balance sheet at 31st December 2008 and all comparatives were derived from the full Group accounts published in the Annual Report 2008, which has been delivered to the Registrar of Companies and on which the report of the independent auditors was unqualified and did not contain a statement under either section 237(2) or section 237(3) of the Companies Act 1985.
Internet
This Announcement and other information about GSK are available on the company’s website at: http://www.gsk.com.
Issued: Thursday, 4th February 2010, London, U.K.